United States securities and exchange commission logo





                            August 28, 2023

       John Turner
       Chief Financial Officer
       New Atlas HoldCo Inc.
       5918 W. Courtyard Drive, Suite 500
       Austin, Texas 78730

                                                        Re: New Atlas HoldCo
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 1,
2023
                                                            File No. 333-273585

       Dear John Turner:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 1, 2023

       Summary of the Reorganization
       New Atlas Charter and New Atlas Bylaws, page 14

   1. We note your disclosure that the rights of stockholders of New Atlas will generally be governed by Delaware
law and the New Atlas Charter and New Atlas Bylaws, which will be adopted by New Atlas
upon completion of the Mergers, in substantially the forms
                                                        attached as Annex II
and Annex III. However, it does not appear that Annex II and Annex
                                                        III include the forms
of the New Atlas Charter and New Atlas Bylaws. For example, we note that Annex II
refers to the Second Amended and Restated Certificate of Incorporation
                                                        of AESI Holdings Inc.
We also note that the provisions set forth in Annex II do not appear to be consistent
with your prospectus disclosure regarding the provisions set forth in the New Atlas
Charter. Please revise.
 John Turner
New Atlas HoldCo Inc.
August 28, 2023
Page 2
Material U.S. Federal Income Tax Considerations of the Reorganization to U.S. Holders of Class
A Common Stock, page 76

2. Please revise to clearly state the federal income tax consequences of the Reorganization.
      Refer to Item 4(a)(6) of Form S-4. For example, we note your disclosure on page 13 that
         it is expected    that the Pubco Merger will qualify as either (i) a
 reorganization    within
      the meaning of Section 368(a) of the Code, and/or (ii) together with the Opco Merger, as part of integrated transactions constituting a related transfer governed by Section 351(a) of the Code. In addition, please obtain and file a revised tax opinion that addresses and expresses a conclusion for each material tax consequence. Refer to Item 601(b)(8) of
      Regulation S-K. For example, we note that the opinion filed as Exhibit
8.1 opines only
      upon the accuracy of certain statements of law or legal conclusions set forth in the
      registration statement under the caption    Material U.S. Federal Income
Tax
      Considerations of the Reorganization to U.S. Holders of Class A Common
Stock,    and
      note that such section of the registration statement does not express a conclusion as to the tax treatment of the Reorganization. For guidance, refer to Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Laura Nicholson,
Special Counsel, at (202) 551-3584 if you have any questions.



                                                            Sincerely,
FirstName LastNameJohn Turner
                                                            Division of
Corporation Finance
Comapany NameNew Atlas HoldCo Inc.
                                                            Office of Energy &
Transportation
August 28, 2023 Page 2
cc:       Thomas Zentner, Esq.
FirstName LastName